3700 Glenwood Avenue, #530 Raleigh, NC 27612

March 21, 2013
Via EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

Re: Triangle Capital Corporation — File No. 814-00733
Rule 17g-1(g) Fidelity Bond Filing
Ladies and Gentlemen:
On behalf of Triangle Capital Corporation (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:

1.  a copy of the fidelity bond covering the Company;

2. a Certificate of the Corporate Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid; and

3. the Agreement Regarding Fidelity Bonding dated February 21, 2013 by and among the Company and Triangle Mezzanine Fund LLLP.

If you have any questions regarding this submission, please do not hesitate to call me at (919) 719-4789.

Very truly yours,

TRIANGLE CAPITAL CORPORATION

/s/ Steven C. Lilly

Steven C. Lilly
Chief Financial Officer

1

FINANCIAL INSTITUTION BOND
Standard Form No. 15, Revised to May, 2011

Bond No. 01-693-3813
National Union Fire Insurance Company of Pittsburgh, Pa.
(Herein called Underwriter)
DECLARATIONS
Item 1.	Name of Insured (herein called Insured):
TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND, LLLP
TRIANGLE MEZZANINE FUND II, LP

	Principal Address:	3700 GLENWOOD AVENUE
SUITE 530
RALEIGH, NC 27612

Item 2.    Bond Period: from 12:01 a.m. on February 21, 2013    to 12:01 a.m. on    February 21, 2014
(MONTH, DAY, YEAR)    (MONTH, DAY, YEAR)

Item 3.	The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $5,000,000

Item 4.	Subject to Sections 4 and 12 hereof,
the Single Loss Limit of Liability applicable to each of Insuring Agreements (A), (B), (C) and (F) is $5,000,000
and the Single Loss Deductible applicable to each of Insuring Agreements (A), (B), (C) and (F) is $25,000,000

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)-FORGERY OR ALTERATION Insuring Agreement (E)-SECURITIES Optional Insuring Agreements and Coverages:	$5,000,000 $5,000,000 $5,000,000	$25,000 $25,000 $25,000
If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto.
#1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14

All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise.

Item 6.	The amount of anticipated loss which the Insured must report to the Underwriter pursuant to Section 12 is:
$5,000,000

Item 7. For the purposes of Insuring Agreement B, Property lodged or deposited in the following offices and premises is not covered:
Not Applicable

Item 8.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 015841924
Such termination or cancelation to be effective as of the time this bond becomes effective.

PREMIUM AMOUNT:    $15,351

 IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

SECRETARY

PRESIDENT

AUTHORIZED REPRESENTATIVE

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:
INSURING AGREEMENTS

FIDELITY
(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1)	to cause the Insured to sustain such loss; and

(2)	to obtain an improper financial benefit for the Employee or another person or entity.
However, if some or all of the Insured's loss results directly or indirectly from Loans, that portion of the loss involving any Loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2,500.
As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.
As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

ON PREMISES
(B)(1) Loss of items enumerated in the definition of Property resulting directly from:

(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or
(b)    theft or false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered, while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in Item 7 of the Declarations.
(2) Loss of or damage to furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, provided that:

(a)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(b)	the loss is not caused by fire.

IN TRANSIT
(C) Loss of Property resulting directly from robbery, common‑law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of
(1)    a Messenger, or

(2)	a Transportation Company and being transported in an armored motor vehicle, or

(3)
a Transportation Company and being physically (not electronically) transported other than in an armored motor vehicle, provided that covered Property transported in such manner is limited to the following:

(a)
Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored, and

(b)	Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(c)	Negotiable Instruments not payable to bearer, and either not endorsed, or with restrictive endorsements.
Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

FORGERY OR ALTERATION
(D) Loss resulting directly from Forgery or alteration of, on or in any Negotiable Instruments (except an Evidence of Debt), made or drawn by or drawn upon the Insured, or made or drawn by one acting as agent of the Insured, or purporting to have been made as herein before set forth, but only to the extent the Forgery or alteration causes the loss.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

SECURITIES
(E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

(1)	acquired, sold or delivered or given value, extended credit or assumed liability, in reliance on any Written, Original:

(a)	Certificated Security,

(b)	Document of Title,

(c)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(d)	Certificate of Origin or Title,

(e)	Certificate of Deposit

(f)	Evidence of Debt,

(g)	corporate, partnership or personal Guarantee, or
(h) Security Agreement
which (i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or (ii) is altered, but only to the extent the Forgery or alteration causes the loss, or (iii) is lost or stolen; or
(2)    acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in (a) through (e) above which is a Counterfeit, but only to the extent the Counterfeit causes the loss.
Actual physical possession of the items listed in (a) through (g) above by the Insured is a condition precedent to the Insured's having relied on the items.
A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

COUNTERFEIT MONEY
(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION, MERGER OR PURCHASE OF ASSETS-NOTICE
A. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.
If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(1)	has occurred or will occur in offices or premises,

(2)	has been caused or will be caused by an employee or employees of such institution, or

(3)	has arisen or will arise out of the assets or liabilities
acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall: (i) give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, (ii) obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF OWNERSHIP-NOTICE
B. When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give Written notice to the Underwriter, as soon as practicable but not later than within 30 days. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer of ownership interest.

REPRESENTATION OF INSURED
C. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.
Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.

JOINT INSUREDS
D. Only the first named Insured can submit a claim under this bond and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED-ELECTION TO DEFEND
E. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.
If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.
If the Insured does not give the notices required in subsection (a) of Section 5 of the Conditions and Limitations of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.
With respect to this General Agreement, subsections (b) and (d) of Section 5 of the Conditions and Limitations of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

INSURED'S ERISA PLANS
F. If any Employee or director of the Insured is required to provide a bond to a health, welfare or pension plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the Plan), the majority of whose beneficiaries are Employees or former Employees of the Insured, the Plan shall be deemed an Insured under this bond for the purposes of Insuring Agreement (A) only and subject, in addition to all other terms and conditions of this bond, to the following:

(1)	the deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:
(a) the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold “employer securities” within the meaning of section 407(d)(1) of ERISA; or
(b) the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan holds “employer securities” within the meaning of section 407(d)(1) of ERISA;

(2)
notwithstanding Section 3 of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and

(3)
if more than one Plan subject to ERISA is an Insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

CONDITIONS AND LIMITATIONS

DEFINITIONS
Section 1. As used in this bond:

(a) Certificate of Deposit means a Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it.
(b) Certificate of Origin or Title means a Written document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.
(c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)    represented by a Written instrument issued in bearer or registered form;
(2)    of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
(3)    either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
(d) Change in Control means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.
(e) Counterfeit means a Written imitation of an actual, valid Original which is intended to deceive and to be taken as the Original.
(f) Document of Title means a Written bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other Written document which in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee's possession which are either identified or are fungible portions of an identified mass.
(g) Employee means
(1)    a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and
(i) whom the Insured directly compensates by wages, salaries or commissions, or
(ii) who is compensated by an employment agency which is paid by the Insured for providing such person's services for work at or in the Insured's offices or premises covered hereunder;

(2)    a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in (g)(1) above, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured; and
(3)    an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the institution at the time of the merger or consolidation.
(h) Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.
(i) Forgery means:
(1)     affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or

(2)	affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.
Provided, however, that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.
(j) Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.
(k) Letter of Credit means a Written engagement in writing by a bank made at the request of a customer that the bank will honor drafts or other demands for payment upon compliance with the conditions specified in the engagement.
(l) Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.
(m) Messenger means an Employee while in possession of the Insured's Property away from the Insured's premises and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.
(n) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.
(o) Negotiable Instrument means any writing:
(1)    signed by the maker or drawer;
(2)    containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;
(3)    payable on demand or at a definite time; and
(4) payable to order or bearer.
(p) Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.
(q) Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, Documents of Title, Evidences of Debt, Security Agreements, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, and books of account and other records whether recorded in Written form or stored on any tangible media, (which are collectively the enumerated items of Property), and tangible items of personal property which are not hereinbefore enumerated.
(r) Security Agreement means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.
(s) Transportation Company means any organization which regularly provides its own or leased vehicles for transportation of its customers' property or which provides freight forwarding or air express services.
(t) Written means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS
Section 2. This bond does not cover:
(a) loss resulting directly or indirectly from Forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);
(b) under Insuring Agreement (D), loss resulting from Forgery or alteration of or on a Negotiable Instrument issued by the Insured in reliance upon a forged or altered Evidence of Debt;
(c) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;
(d) loss resulting directly or indirectly from the effects of nuclear fission or fusion, radioactivity or chemical or biological contamination;
(e) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement (A);
(f) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A) or (E);
(g) loss of Property while:
(1)    in the mail,
(2)     in the custody of any Transportation Company, unless covered under Insuring Agreement (C), or
(3)     While on the premises of any Messenger or Transportation Company,

except when covered under Insuring Agreement (A);
(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;
(i) loss resulting directly or indirectly from trading, with or without the knowledge of the Insured, whether or not represented by any indebtedness or balance shown to be due the Insured on any customer's account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such trading, indebtedness, or balance, except when covered under Insuring Agreements (D) or (E);
(j) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, or other cards except when covered under Insuring Agreement (A);
(k) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;
(l) damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;
(m) loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of
(1)    kidnapping,
(2)    payment of ransom,
(3)    threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or
(4)     actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property, except when covered under Insuring Agreement (A);
(n) indirect or consequential loss of any nature, including, but not limited to, fines, penalties, multiple or punitive damages;
(o) loss resulting from any violation by the Insured or by any Employee:
(1)    of any law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon any security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or
(2)    of any rule or regulation made pursuant to any such law,
unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;
(p) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);
(q) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;
(r) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, or investment banking broker, agent or other representative of the same general character;
(s) loss, or that part of any loss, as the case may be, the proof of which, either as to its factual existence or as to its amount, is dependent upon an inventory computation or a profit and loss computation;
(t) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (D), (E) or (F);
(u) all fees, costs and expenses incurred by the Insured:
(1)    in establishing the existence of or amount of loss covered under this bond, or
(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
(v) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained;
(w) loss resulting directly or indirectly from the Insured's accepting checks payable to an organization for deposit into an account of a natural person;
(x) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property except when covered under Insuring Agreements (A) or (B)(2);
(y) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property.

DISCOVERY
Section 3.
This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known.
Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY
Section 4.
Aggregate Limit of Liability
The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.
Upon exhaustion of the Aggregate Limit of Liability by such payments:
(a)    the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and
(b)    the Underwriter shall have no obligation under General Agreement E to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.
The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this bond.

Single Loss Limit of Liability
Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.
Single Loss Defined
Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement E, resulting from
(a)    any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated,
(b)    any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property,
(c)    all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or
(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER
Section 5.
(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.
(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.
(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.
(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.
(e) If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.
(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first named Insured.
VALUATION
Section 6.
The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a Loan, any interest or fees received by the Insured in connection with the Loan shall be such a credit.
Money
Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.
Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.
If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.
Books of Account and Other Records
In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials, including electronic media, plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.
Property other than Money, Securities or Records
In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.
Set-Off
Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT- SUBROGATION- RECOVERY
Section 7.
(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.
(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.
(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied, net of the expense of such recovery, first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.
(d) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

COOPERATION
Section 8.
Upon the Underwriter's request and at reasonable times and places designated by the Underwriter, the Insured shall:
(a)    submit to examination by the Underwriter and subscribe to the same under oath;
(b)    produce for the Underwriter's examination all pertinent records; and
(c)    cooperate with the Underwriter in all matters pertaining to any claim or loss.

ANTI-BUNDLING
Section 9. If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

OTHER INSURANCE OR INDEMNITY
Section 10. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured, on Property subject to exclusion (x) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

COVERED PROPERTY
Section 11. This bond shall apply to loss of Property (a) owned by the Insured, (b) held by the Insured in any capacity, or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT
Section 12.
The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.
If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the potential loss exceeds the amount set forth in Item 6 of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION
Section 13.
This bond terminates as an entirety upon occurrence of any of the following:
(a)     60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond,
(b)     immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond,
(c)     immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials,
(d)     immediately upon a Change in Control of the first named Insured,
(e)     immediately upon exhaustion of the Aggregate Limit of Liability, or
(f)     immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.
If there is a Change in Control of an Insured other than the first named Insured, this bond immediately terminates as to that Insured only.
This bond terminates as to any Employee,(a) as soon as any Insured, or any director or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.
Termination of this bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, terminates liability for any loss caused by a fraudulent or dishonesty act committed by such person after the date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

RIDER #1

This endorsement, effective 12:01 am    February 21, 2013        forms a part of
policy number:    01-693-38-13
issued to:    TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND, LLLP
TRIANGLE MEZZANINE FUND II, LP

by:    National Union Fire Insurance Company of Pittsburgh, Pa.

RIDER ENDORSEMENT

To be attached to and form part of Financial Institution Bond, Standard Form No. 15 or Computer
Crime Policy f or Financial Institutions, No.

in favor of

It is agreed that subsection (d) of Section 5 of the Bond or subsection (g) of the Policy is deleted and replaced by the following:

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter/Company or after the expiration of 36 months from the discovery of such loss.

This rider/endorsement is effective as of the time the attached bond/policy becomes effective.

AUTHORIZED REPRESENTATIVE

NORTH CAROLINA REQUIREMENTS
FOR USE WITH FINANCIAL INSTITUTION BONDS,
STANDARD FORMS NOS. 14, 15, 24, AND 25, EXCESS BANK EMPLOYEE DISHONESTY BOND, STANDARD FORM NO. 28, AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH STATUTORY REQUIREMENTS.
REVISED TO DECEMBER, 1993.

SR 6169B

RIDER #2

This endorsement, effective 12:01 am    February 21, 2013        forms a part of
policy number:    01-693-38-13
issued to:    TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND, LLLP
TRIANGLE MEZZANINE FUND II, LP

by:    National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT (OFAC)

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

AUTHORIZED REPRESENTATIVE

89644(07/05)

RIDER #3

This endorsement, effective 12:01 am    February 21, 2013        forms a part of
policy number:    01-693-38-13
issued to:    TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND, LLLP
TRIANGLE MEZZANINE FUND II, LP

by:    National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM
(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.
Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

c-claim@chartisinsurance.com
Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.
In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: Chartis, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS  66225.

2.	Definitions: For this endorsement only, the following definitions shall apply:

(a)	“Insurer” means the “Insurer,” “Underwriter” or “Company” or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)
“Notice of Claim Reporting” means “notice of claim/circumstance,” “notice of loss” or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)	“Policy” means the policy, bond or other insurance product to which this endorsement is attached.

3.	This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED

© All rights reserved.

AUTHORIZED REPRESENTATIVE
99759(08/08)

RIDER #4

This endorsement, effective 12:01 am    February 21, 2013        forms a part of
policy number:    01-693-38-13
issued to:    TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND, LLLP
TRIANGLE MEZZANINE FUND II, LP

by:    National Union Fire Insurance Company of Pittsburgh, Pa.

SECTION 6. SECURITIES AMENDED

In consideration of the premium charged, it is hereby understood and agreed that the first paragraph of Section 6., Securities, of the attached bond, is deleted in its entirety and replaced with the following:

SECURITIES

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Underwriter, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of the discovery of such loss. However, if prior to such discovery the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

MNSCPT

RIDER #5

This endorsement, effective 12:01 am    February 21, 2013        forms a part of
policy number:    01-693-38-13
issued to:    TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND, LLLP
TRIANGLE MEZZANINE FUND II, LP

by:    National Union Fire Insurance Company of Pittsburgh, Pa.

LOST INSTRUMENT BOND RIDER

In consideration of the premium charged, it is hereby understood and agreed that :

1.
The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the sole option of the Underwriter, shall arrange with the Insured for the issuance of replacement securities, determined by the market value thereof at the time of such settlement. The Underwriter will be responsible for that portion of the premium for the issuance of a Lost Instrument Bond ("LIB") that relates to the limits of liability for the loss. The Insured will be responsible for that portion of the premium for the issuance of t he LIB that relates to the amount of the deductible and the amount by which the loss exceeds the limits of liability.

2.
In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

3.
If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

MNSCPT

RIDER #6

This endorsement, effective 12:01 am    February 21, 2013        forms a part of
policy number:    01-693-38-13
issued to:    TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND, LLLP
TRIANGLE MEZZANINE FUND II, LP

by:    National Union Fire Insurance Company of Pittsburgh, Pa.

EXCLUSION T AMENDED

In consideration of the premium charged, it is hereby understood and agreed that paragraph (t) of Section 2., EXCLUSIONS, of the attached bond, is deleted in its entirety and replaced with the following:

(t)
damages of any type for which the Insured is legally liable, except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee or other natural person under circumstances which result directly in a loss to the Insured covered by the attached bond.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

MNSCPT

RIDER #7

This endorsement, effective 12:01 am    February 21, 2013        forms a part of
policy number:    01-693-38-13
issued to:    TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND, LLLP
TRIANGLE MEZZANINE FUND II, LP

by:    National Union Fire Insurance Company of Pittsburgh, Pa.

TERMINATION OR CANCELLATION SECTION AMENDED RIDER
(CHANGE "60 DAYS" TO 90 DAYS")

It is agreed that :

1.	In the first paragraph of the Section entitled "TERMINATION OR CANCELLATION" of the attached bond, the words "60 days" are deleted and replaced with the words "90 days."

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE
101907(06/09)

RIDER #8

This endorsement, effective 12:01 am    February 21, 2013        forms a part of
policy number:    01-693-38-13
issued to:    TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND, LLLP
TRIANGLE MEZZANINE FUND II, LP

by:    National Union Fire Insurance Company of Pittsburgh, Pa.

INSURING AGREEMENT (F) COUNTERFEIT CURRENCY AMENDED RIDER

It is agreed that:

1. Insuring Agreement (F) COUNTERFEIT CURRENCY of the INSURING AGREEMENTS Clause is deleted in its entirety and replaced with the following:

COUNTERFEIT CURRENCY

(F)    Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money, coin or currency of the United States of America, Canada or any other country.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE
101798 (06/09)

RIDER #9

This endorsement, effective 12:01 am    February 21, 2013        forms a part of
policy number:    01-693-38-13
issued to:    TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND, LLLP
TRIANGLE MEZZANINE FUND II, LP

by:    National Union Fire Insurance Company of Pittsburgh, Pa.

EXCLUSION (q) - RICO AMENDED RIDER ("ALLEGED" TO "ADJUDICATED")

It is agreed that:

1.	Paragraph (q) of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:

(q)
damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in Racketeering Activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, the term “Racketeering Activity” shall have the meaning as defined in 18 United States Code 1961 et seq., as amended;

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

101833 (03/09)

RIDER #10

This endorsement, effective 12:01 am    February 21, 2013        forms a part of
policy number:    01-693-38-13
issued to:    TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND, LLLP
TRIANGLE MEZZANINE FUND II, LP

by:    National Union Fire Insurance Company of Pittsburgh, Pa.

AUDIT EXPENSE RIDER

It is agreed that:

1.    The attached bond is amended as follows:

a.	Insuring Agreement (A) FIDELITY is amended by adding the following paragraph to the end thereof:

AUDIT EXPENSE

Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite “Audit Expense Coverage Sublimit” in Item 4 of the Declarations (as amended herein); it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of, and not in addition to, the Single Loss Limit of Liability stated in Item 4 of the Declarations.

2.
Solely for the purpose of the coverage provided by this rider, paragraph (e) of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:

(e)
loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

3.
Solely for the purpose of the coverage provided by this rider, paragraph (u) of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:

(u)    all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this, bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

4.	Item 4. of the Declarations is amended by including the following at the end thereof:

Audit Expense Coverage Sublimit:    $50,000    in the aggregate which is
part of, and not in addition
to, the Single Loss Limit of
Liability stated in Item 4 of the Declarations; a deductible of $5,000 applies to each and every loss

5.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE
101829 (06/09)

RIDER #11

This endorsement, effective 12:01 am    February 21, 2013        forms a part of
policy number:    01-693-38-13
issued to:    TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND, LLLP
TRIANGLE MEZZANINE FUND II, LP

by:    National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE TO SEC OF CANCELLATION

It is agreed that:

1.
The Underwriter will mark its records to indicate that the Securities and Exchange Commission is to be notified promptly concerning substantial modification of the attached bond, or the cancellation of the attached bond as an entirety as provided under parts (a) and (b) of Section 13, or as to any Employee covered thereunder, whether such modification or cancellation be effected by notice from the Insured or the Underwriter. The Underwriter will use its best efforts to so notify said Commission but failure to so notify said Commission shall not impair or delay the effectiveness of any such modification or cancellation.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE
MNSCPT

RIDER #12

This endorsement, effective 12:01 am    February 21, 2013        forms a part of
policy number:    01-693-38-13
issued to:    TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND, LLLP
TRIANGLE MEZZANINE FUND II, LP

by:    National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER CRIME COVERAGE RIDER

In consideration of the premium charged, it is hereby understood and agreed that bond is hereby amended as follows:

1.
All the terms and conditions of bond form TSB 5867B May 1, 2011) shall apply to coverage as is afforded by this endorsement unless specifically stated otherwise herein or in any endorsement attached hereto.

2.	Items 4 of the Declarations is hereby amended by adding the following under Optional Insuring Agreements and Coverages:

	Single Loss Limit of Liability	Single Loss Deductible
Computer Systems Fraud	$5,000,000	$25,000
Data Processing Service Operations	$5,000,000	$25,000
Voice Initiated Transfer Fraud	$5,000,000	$25,000
Telefacsimile Transfer Fraud	$5,000,000	$25,000
Destruction of Data or Programs by Hacker	$5,000,000	$25,000
Destruction of Data or Programs by Virus	$5,000,000	$25,000
Voice Computer Systems Fraud	$5,000,000	$25,000

3.	The Declarations page is hereby amended by adding the following paragraph to the end thereof:

Item 7.

Voice Initiated Transfer Fraud
Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must place verification call-back for each transfer in excess of $5,000,000

Telefacsimile Transfer Fraud
Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a Verification call-back for each transfer in excess of $25,000.

4.	The Insuring Agreements are hereby amended by adding the following Insuring Agreements to the Bond:
COMPUTER SYSTEMS FRAUD

(G)    Loss resulting directly from a fraudulent:

(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period; as provided by General Agreement B; provided the entry or change causes:

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)
on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

DATA PROCESSING SERVICE OPERATIONS

(H)    Loss sustained by a Client of the Insured resulting directly from a fraudulent:

(1)	entry of Electronic Data or a Computer Program into, or

(2)	change of Electronic Data or a Computer Program within

a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement, or

(3)	entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client, provided that the entry or change causes:

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited,

and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)
on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement.

VOICE INITIATED TRANSFER FRAUD

(I)
Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1)	an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

(2)	an individual person who is a Customer of the Insured, or

(3)	an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds,

and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that:

(i)	such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

(ii)
if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

TELEFACSIMILE TRANSFER FRAUD

(J)
Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1)	purports and reasonably appears to have originated from:

(a)	a Customer of the Insured,

(b)	another financial institution, or

(c)	another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears, and

(2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

(3)	contains the name of a person authorized to initiate such transfer;

provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(K)
Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonable necessary to restore the Computer Programs to substantially the previous level of operational capability.

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

(L)
Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Special Condition: Under this Insuring Agreement, “Single Loss” means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate “Single Loss.”
VOICE COMPUTER SYSTEM FRAUD

(M)
Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured's premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by

(1)	failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

(2)
failure to have a call-disconnect feature in operation to automatically terminate a caller's access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

Special Condition: Under this Insuring Agreement, “Single Loss” means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

5.	GENERAL AGREEMENTS A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION, MERGER OR PURCHASE OF ASSETS-NOTICE is hereby deleted in its entirety and is replaced with the following:

ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS

A.
If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities or computer systems of, another institution, such offices and computer systems shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities or computer systems of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(a)	has occurred or will occur in offices or premises or computer systems, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)
has arisen or will arise out of the assets or liabilities or computer systems acquired by the Insured as a result of such consolidation, merger or purchase of assets or liabilities or computer systems unless the Insured shall:

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase of assets or liabilities or computer systems prior to the proposed effective date of such action; and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

6.	Solely for the coverage provided by this rider, Section 1. DEFINITIONS (o) “Property” of the CONDITIONS AND LIMITATIONS section is hereby amended to include Electronic Data and Computer Programs.

7.	Solely for the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:

(i)
Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System;

(ii)
Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(iii)	Computer System means:

(1)	computers with related peripheral components, including storage components wherever located;

(2)	systems and applications software;

(3)	terminal devices; and

(4)	related communication networks, including the internet

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(iv)
Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

(v)	Funds means Money on deposit in an account;

(vi)
System Administration means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor;

(vii)
System Maintenance means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof;

(viii)
System Password means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities;

(ix)
Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

(x)
Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business;

(xi)	Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2)	of a type commonly dealt in securities, exchanges or markets; and

3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

(xii)
Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

8.	Solely for the coverage provided by this rider, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:

(i)	any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

(ii)
loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.);

(iii)
loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(iv)
loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the COMPUTER SYSTEMS FRAUD or VOICE INITIATED TRANSFER FRAUD Insuring Agreements;

(v)
loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement;

(vi)	loss resulting directly or indirectly from theft of confidential information;

(vii)
loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract;

(viii)	the cost of duplication of Electronic Data or Computer Programs, unless covered under the DESTRUCTION OF DATA OR PROGRAMS BY HACKER or DESTRUCTION OF DATA OR PROGRAMS BY VIRUS Insuring Agreements;

(ix)	loss involving a Voice Computer System, unless covered under the VOICE COMPUTER SYSTEM FRAUD Insuring Agreement;

(x)	loss resulting directly or indirectly from:

(1)written instructions or advices, or
(2)telegraphic or cable instructions or advices;

unless the instructions or advices are Tested and the loss is covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xi)	loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(xii)
loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xiii)	loss resulting directly or indirectly from:

a.	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or

b.	failure or breakdown of electronic data processing media; or

c.	error or omission in programming or processing;

(xiv)	loss as a result of a threat to Computer System operations;

(xv)	loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured's Voice Computer System;

(xvi)
loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer's authentication mechanism.

(xvii)	loss resulting directly or indirectly from payments made or withdrawals from a depositor's account involving items of deposit which are not finally paid for any reason;

(xviii)	loss of potential income, including but not limited to interest and dividends;

(xix)	loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

(xx)	any fees, costs and expenses incurred by the Insured;

(xxi)	indirect or consequential loss of any nature;

(xxii)	loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

(xxiii)	loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

(xxiv)
loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy; and

(xxv)	loss as a result of a threat

1)	to do bodily harm to any person;

2)	to do damage to the premises or property of the Insured; or

3)	to Computer Systems operations;

9.
Solely for the coverage provided by this rider, Section 5. NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following section to the end thereof:

(g)
Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required.

(h)	Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.

AUTHORIZED REPRESENTATIVE
100108 (09/08)

RIDER #13

This endorsement, effective 12:01 am    February 21, 2013        forms a part of
policy number:    01-693-38-13
issued to:    TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND, LLLP
TRIANGLE MEZZANINE FUND II, LP

by:    National Union Fire Insurance Company of Pittsburgh, Pa.

PROTECTED INFORMATION EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND
CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 24
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 25
FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)
INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1.
Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

(i)	confidential or non-public; or

(ii)	personal or personally identifiable;
information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.
This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE
113011 (10/12)

RIDER #14

This endorsement, effective 12:01 am    February 21, 2013        forms a part of
policy number:    01-693-38-13
issued to:    TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND, LLLP
TRIANGLE MEZZANINE FUND II, LP

by:    National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
TSB5867B	05/11	FORM 15 ADMITTED DEC
TSB 5867B	05/11	FORM 15 US GUTS
SR 6169b	10/87	NORTH CAROLINA RIDER
89,644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
99,758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
MNSCPT		SECTION 6. SECURITIES AMENDED
MNSCPT		LOST INSTRUMENT BOND RIDER
MNSCPT		EXCLUSION T AMENDED
101,907	06/09	TERMINATION OR CANCELLATION SECTIONS AMENDED RIDER
101,798	06/09	INSURING AGREEENT (F) - COUNTERFIT CURRENCY AMENDED RIDER
101,833	06/09	EXCLUSION (q) - RICO AMENDED RIDER (“ALLEGED” TO “ADJUDICATED”
101,829	06/09	AUDIT EXPENSE RIDER
MNSCPT		NOTICE OF SEC OF CANCELLATION
100,108	09/08	COMPUTER CRIME BOND RIDER
113,011	10/12	PROTECTED INFORMATION EXCLUSION
78,859	10/01	FORMS INDEX ENDORSEMENT

AUTHORIZED REPRESENTATIVE
78859 (10/01)

3700 Glenwood Avenue, #530 Raleigh, NC 27612

Secretary's Certificate
The undersigned hereby certifies that the attached resolution of Triangle Capital Corporation's Board of Directors dated February 6, 2013 and titled “Fidelity Bonding” is authentic.
IN WITNESS WHEREOF, I have hereunto set my hand as of the 21st day of March, 2013.

/s/ Steven C. Lilly
Steven C. Lilly, Secretary
Triangle Capital Corporation

RESOLUTION FOR MEETING
OF THE BOARD OF DIRECTORS OF
TRIANGLE CAPITAL CORPORATION (THE “COMPANY”)
HELD FEBRUARY 6, 2013

FIDELITY BONDING

Whereas, the Board has reviewed the renewal of the Company's Investment Company Bond, issued by National Union Fire Insurance Company of Pittsburgh, PA (the “Fidelity Bond”), which includes as joint insured the Company's wholly owned subsidiary, Triangle Mezzanine Fund LLLP (the “Fund”); and

    Whereas, the Board has considered, among other things: (i) the required amount of fidelity bond coverage for a joint insured bond under the Investment Company Act of 1940 (the “1940 Act”); (ii) the form and amount of fidelity bond coverage in light of the value of the aggregate assets of the Company and the Fund; (iii) the number of the insured parties; (iv) the amount of premium for the Fidelity Bond allocable to the Company and the Fund, in the amounts of $11,513.25 and $3,837.75, respectively, such premium allocable to the Company having been paid for the period of February 21, 2013 through February 21, 2014; and (v) the comparative amount that the Company would have had to pay if it had provided and maintained a single insured bond, such amount being $15,351.00.

    Now, Therefore, Be It Resolved, that the members of the Board approving these resolutions, each of whom is not an interested person under the 1940 Act, hereby acknowledge and agree that the Fidelity Bond is reasonable in form and amount.

    Further Resolved, that the appropriate officers of the Company be, and they hereby are, authorized to enter into the Fidelity Bond for the Company and the Fund.

    Further Resolved, that any and all previous actions taken by the Company's officers, principals or agents in connection with the Fidelity Bond be, and hereby are, approved and ratified as duly authorized actions of the Company.

    Further Resolved, that the appropriate officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company and the Fund, to file the Fidelity Bond with the Securities and Exchange Commission (the “SEC”).

AGREEMENT REGARDING FIDELITY BONDING
     This Agreement Regarding Fidelity Bonding is dated effective as of the 21st day of February, 2013, by and among Triangle Capital Corporation and Triangle Mezzanine Fund LLLP (the parties are collectively referred to herein as the “Insureds”).
     WHEREAS, the Insureds are parties to that certain Financial Institution Bond No. 01-693-3813, a joint insured fidelity bond issued by National Union Fire Insurance Company of Pittsburgh, PA in the amount of $5,000,000 (the “Bond”); and
     WHEREAS, pursuant to Rule 17g-1(f) under the Investment Company Act of 1940 (the “Act”), the Insureds desire to document their agreement regarding any future recovery due to either or both of the Insureds under the Bond;
     NOW, THEREFORE, for and in consideration of the mutual promises hereinafter set forth the Insureds hereby agree as follows:
     Each of the Insureds acknowledges and agrees that in the event recovery of any amounts is received under the Bond as a result of a loss sustained by both of the Insureds, the Insureds shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which either Insured would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the Act.
[Signature Page Follows]

In Witness Whereof, the Insureds have caused this Agreement to be executed by their respective officers, thereunto duly authorized, as of the day and year first above written.
TRIANGLE CAPITAL CORPORATION
By /s/ Garland S. Tucker, III

Name: Garland S. Tucker, III
Title: President, Chief Executive Officer and Chairman
of the Board of Directors

TRIANGLE MEZZANINE FUND, LLLP
By: New Triangle GP, LLC, its general partner
By: Triangle Capital Corporation, its manager
          By /s/ Garland S. Tucker, III

          Name: Garland S. Tucker, III
          Title: President, Chief Executive Officer and Chairman
          of the Board of Directors